Exhibit 99.1

China Ceramics to Trade on OTCBB as CHSQ

TORTOLA, British Virgin Islands—(BUSINESS WIRE)—China Ceramics Co., Ltd. (the “Company”) determined not to appeal the determination of the NYSE Amex that the Company failed to meet NYSE Amex initial listing standards immediately after the recently completed business combination with Success Winner Limited, as set forth in Section 341 of the Company Guide. The Company has been advised by NYSE Amex that NYSE Amex will suspend trading of the Company’s securities (HOL, HOL.U and HOL.W) effective Tuesday, December 29, 2009, due to the Company’s failure to comply with Section 341 of the Company Guide.

The Company (f/k/a China Holdings Acquisition Corp.) expects that its ordinary shares, units and warrants will begin trading on the Over-the-Counter Bulletin Board (OTCBB) on Tuesday, December 29, 2009 under the symbols CHSQ, CHSQU and CHSQW, respectively, with CRT Capital Group as the initial market maker.

About the Company

China Ceramics is a leading Chinese manufacturer of ceramic tiles used for exterior and siding and interior flooring and design in residential and commercial buildings.

Contacts
Stuart Management Company
Mark L. Wilson,               203-226-6288              203-226-6288